Exhibit 99.2

E-mail from Steve Wagenheim

Granite City’s Proposed Option Exchange Program

Dear Granite City Option Holder:

We have been exploring ways to address employee stock option grants that are deeply “underwater,” meaning the exercise price is significantly higher than our share price.  In most cases, you received an option prior to our one-for-six stock split completed in early 2010.  Today, I’m pleased to announce that we will be asking our shareholders to approve a one-time, voluntary option exchange program that would allow you to exchange certain underwater options for new options.

Option exchanges are governed by SEC and NASDAQ regulations.  Details of the proposed exchange program are outlined in our preliminary proxy statement, which can be found at [LINK].  Our shareholders will be asked to vote to permit the exchange program at a 2011 special shareholders’ meeting.  Assuming receipt of the required shareholder approval, we intend to implement the exchange.

Until shareholders approve the program and we set a date to begin the exchange, there’s nothing you need to do.  I’ll update you again following our 2011 special shareholders’ meeting which we expect to hold on April 26.

Sincerely,

/s/ Steve Wagenheim
Steve Wagenheim

Key legal disclosure

The Option Exchange Program has not yet commenced.  Granite City will file a Tender Offer Statement on Schedule TO with the Securities and Exchange Commission, or SEC, upon the commencement of the Option Exchange Program.  Persons who are eligible to participate in the Option Exchange Program should read the Tender Offer Statement on Schedule TO and other related materials when those materials become available, because they will contain important information about the Option Exchange Program, including the interests of our executive officers in the Option Exchange Program.

In connection with the proposal to be voted on by Granite City’s shareholders to authorize the Option Exchange Program , Granite City has filed a preliminary proxy statement with the SEC and intends to file other relevant materials with the SEC, including a definitive proxy statement.  Granite City’s shareholders are urged to read such materials as and when they become available and before making any voting decision regarding the Option Exchange Program, because they will contain important information about the proposal to be voted on by shareholders with respect to the Option Exchange Program.

Granite City’s shareholders and option holders will be able to obtain the written materials described above and other documents filed by Granite City with the SEC free of charge from the SEC’s website at www.sec.gov.  In addition, shareholders and option holders may obtain free copies of the documents filed by Granite City with the SEC by directing a written request to: Granite City Food & Brewery Ltd., 5402 Parkdale Drive, Suite 101, Minneapolis, Minnesota 55416, Attention: Monica A. Underwood.